EXHIBIT 99.1

Crucell and Novavax Announce PER.C6(TM) Vaccine Manufacturing Services

LEIDEN, The Netherlands, Sept. 25, 2003 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) and Novavax, Inc. (Nasdaq:NVAX) announced today that they have entered into a license agreement to offer vaccine manufacturing services for clinical grade materials on Crucell's proprietary PER.C6(tm) technology. In addition, Novavax will use Crucell's PER.C6(tm) technology for research on two targeted vaccines.Under the terms of the agreement, Crucell will receive upfront and annual payments, as well as royalties on contract manufacturing sales by Novavax. Further financial details were not disclosed.

Novavax will offer manufacturing services to governments and academia for inactivated, subunit and attenuated viral vaccines produced on Crucell's proprietary PER.C6(tm) production technology. PER.C6(tm) technology is considered an attractive production platform for many of these types of vaccines, which make up the largest segment of the vaccine market, with billions of doses sold per year.

"This deal will meet the market's increasing need for PER.C6TM based vaccine manufacturing services," said Crucell's CEO Dinko Valerio. "It fits with our strategy to position PER.C6TM as the industry standard for production of biopharmaceuticals."

Nelson Sims, CEO of Novavax, commented, "We are excited to be able to provide vaccine manufacturing services for Crucell and look forward to additional partnering opportunities with them in the future. In addition, by utilizing Crucell's novel cell-based technology in Novavax's Virus Vaccine Laboratory, we hope to help advance several of our own targeted vaccine programs."

Dr. Louis Potash, Novavax's Director of Virology, added, "The use of the PER.C6(tm) cell line should provide us with a more efficient and cost effective method of producing a broad variety of vaccines, including vaccines targeted at vaccinia and Dengue viruses. More specifically, by comparing data generated from virus yields in PER.C6(tm) monolayer and cell suspension cultures to Novavax's current monolayer cell culture systems, we hope to demonstrate significantly higher virus yields with the PER.C6(tm) cell line."

Crucell's thirty PER.C6TM licensees cover the full range of biopharmaceuticals, including recombinant vaccines, classical vaccines, gene therapy vectors, monoclonal antibodies, therapeutic proteins and veterinary vaccines. Crucell offers manufacturing services on PER.C6TM technology for monoclonal antibodies and therapeutic proteins through DSM Biologics and for recombinant vaccines and gene therapy vectors through Molecular Medicine, LLC.

About Crucell

Crucell N.V. is committed to improving public health through the development of vaccines and antibodies that prevent or treat infectious diseases. Crucell develops vaccines and licenses its PER.C6(tm) production technology to companies in the pharmaceutical and biotechnology industry. The company's licensees include Merck & Co., Inc. for its HIV vaccine, Novartis, GSK, Centocor/J&J and Aventis. The company has an alliance with DSM Biologics to produce monoclonal antibodies and recombinant proteins. Crucell has partnered with the US National Institutes of Health (NIH) for the development of an Ebola vaccine. Crucell is also developing a human and veterinary West Nile vaccine based on PER.C6(tm). Crucell is headquartered in Leiden, The Netherlands, and is listed on Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information visit www.crucell.com.

About Novavax

Novavax, Inc. is a specialty pharmaceutical company engaged in research, development and commercialization of proprietary products focused on women's health and infectious diseases. Novavax sells, markets, and distributes a line of prescription pharmaceuticals through its specialty sales force calling on obstetricians and gynecologists throughout the United States. In addition, Novavax conducts research and development on preventative and therapeutic vaccines and proteins for a variety of infectious diseases, including smallpox, HIV, SARS, West Nile, papilloma, influenza and hepatitis viruses; and therapeutic immunotherapies for prevention of stroke.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 18, 2003, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For the PDF version of the release please click on the following link:

http://reports.huginonline.com/918539/123391.pdf

CONTACT:  Crucell N.V.
          Louise Dolfing
          Communications Manager
          Tel. +31-(0)71-524 8863
          l.dolfing@crucell.com

          Novavax
          Dr. Craig Wright,
          M.D.Chief Scientific Officer
          Tel. +1 831-642-9882

          FRB Weber Shandwick Worldwide
          Alison Ziegler - General
          Julie Tu - Investors
          Tel. +1 212-445-8300